                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                              Gilman + Ciocia, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    375908100
                                    ---------
                                 (CUSIP Number)

                                 James Henderson
                          c/o WebFinancial Corporation
                                  P.O. Box 1359
                               Los Gatos, CA 95031
                                 (408) 399-6494
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

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CUSIP No. 375908100                   13D                    Page 2 of 10 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  10,457,940
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              10,457,940
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    10,457,940
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 375908100                   13D                    Page 3 of 10 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  115,250
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              115,250
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    115,250
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 375908100                   13D                    Page 4 of 10 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  $0.01 par value ("Shares"),  of Gilman + Ciocia,  Inc. (the "Issuer").  The address of the principal  executive  offices of the Issuer is 11 Raymond Avenue,  Poughkeepsie,
New York 12603.

Item 2.     IDENTITY AND BACKGROUND.

            (a) This statement is filed by WebFinancial Corporation,  a Delaware corporation  ("WebFinancial")  and  Jack L.  Howard.  Each of the  foregoing  is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Set  forth on  Schedule  A  annexed  hereto  is the name and  present  principal occupation or  employment  and the name,  principal  business and address of any corporation or other  organization in which such employment is conducted of each of WebFinancial's directors and executive officers, as of the date hereof.

            By virtue of Mr. Howard's position as a director of WebFinancial and the Reporting Persons' respective  beneficial ownership of Shares, the Reporting
Persons have decided to jointly file this Schedule 13D.

            (b) The principal  business  address of WebFinancial is 61 East Main
Street, Los Gatos, CA 95031. The principal business address of Mr. Howard is c/o
Mutual Securities, Inc., 590 Madison Avenue, 32nd Floor, New York, NY 10022.

            (c) The principal  business of WebFinancial is specialty banking and finance.  The  principal  occupation  of  Mr.  Howard  is  Principal  of  Mutual
Securities,  Inc.,  a  registered  broker-dealer,  and  Vice  Chairman  of Steel
Partners, Ltd., a management and advisory company.

            (d) No Reporting  Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal  proceeding
(excluding traffic violations or similar misdemeanors).

            (e) No Reporting  Person nor any person listed on Schedule A annexed hereto has,  during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent  jurisdiction  and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Howard is a citizen of the United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The  aggregate  purchase  price of the  10,457,940  Shares  owned by
WebFinancial is approximately $1,354,739 (including brokerage commissions).  The
Shares  owned  by  WebFinancial  were  acquired  with  the  working  capital  of
WebFinancial.

----------------------                                    ----------------------
CUSIP No. 375908100                   13D                    Page 5 of 10 Pages
----------------------                                    ----------------------

            The  aggregate  purchase  price of the 115,250  Shares  owned by Mr.
Howard is approximately  $16,795 (including brokerage  commissions).  The Shares owned by Mr. Howard were acquired with personal funds.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons purchased the Shares for investment purposes.

            On August 20, 2007,  WebFinancial together with Wynnefield Small Cap
Value  Offshore  Fund,  Ltd.,  Wynnefield  Partners  Small Cap Value,  L.P.  and
Wynnefield  Partners  Small Cap Value,  L.P.I.  (collectively,  the  "Wynnefield
Entities" and together with  WebFinancial,  the "Investor  Purchasers")  entered into a Shareholder  Agreement (the  "Shareholder  Agreement") by and among,  the
Investor Purchasers,  the Issuer,  Michael P. Ryan, Carole Enisman (the Issuer's
Executive Vice President of Operations),  Ted H.  Finkelstein (the Issuer's Vice
President and General  Counsel),  Dennis Conroy,  and Prime  Partners,  Inc. and
Prime  Partners  II,  holding  companies  owned in part by  Michael P. Ryan (the
"Existing Shareholders").

            Pursuant to the terms of the Shareholder  Agreement:  (i) so long as the Investor Purchasers own at least 10% of the outstanding Shares, the Investor
Purchasers have the right to designate two directors (the "Investor  Directors")
for election to the Issuer's Board of Directors  (the "Board");  (ii) so long as the  Existing  Shareholders  own at least  10% of the  outstanding  Shares,  the
Existing  Shareholders  have the right to nominate two directors  (the "Existing
Shareholder  Directors") for election to the Board; (iii) the Investor Directors and the Existing Shareholder  Directors shall jointly nominate three independent directors;  (iv) the Investor Purchasers and the Existing Shareholders agreed to take such action as may be reasonably required under applicable law to cause the
Investor Purchasers'  designees and the Existing  Shareholders'  designees to be elected to the Board;  (v) the Issuer agreed to (a) include each of the Director designees of the Investor Purchasers and the Existing Shareholders on each slate of nominees for election to the Board proposed by the Issuer,  (b) recommend the election  of such  designees  to the  shareholders  of the  Issuer,  and (c) use commercially  reasonable  efforts to cause such  designees  to be elected to the
Board; (vi) one of the Investor  Directors shall be appointed as a member of the
Compensation Committee of the Board and one of the Investor Directors shall have the right to attend all Audit  Committee  meetings;  (vii) the consent of one of the Investor  Directors is required for certain Issuer actions above  designated thresholds,  including the  issuance,  redemption or purchase of equity or debt, the  issuance  of an  omnibus  stock  plan,  the  creation  of any new  class of securities, certain affiliate transactions,  changes to the Issuer's certificate of incorporation or bylaws,  entering into a merger,  reorganization  or sale of the Issuer or acquiring any significant  business assets, or material changes to the business line of the Issuer;  (viii) the Investor Purchasers agreed to a one year standstill agreement concerning the acquisition of the Issuer's assets, the
Issuer's securities,  proxy solicitations,  voting trusts or tender offers; (ix)
the  Investor  Purchasers  were  granted  a right of first  refusal  for  future securities issued by the Issuer; and (x) the Issuer was granted a right of first refusal  for sales of  Shares by the  Investor  Purchasers  and by the  Existing
Shareholders.

            The above  summary  of the  terms of the  Shareholder  Agreement  is qualified  in its  entirety  by  reference  to the full text of the  Shareholder
Agreement,  a copy of which is filed  herewith as Exhibit 99.1 and  incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 375908100                   13D                    Page 6 of 10 Pages
----------------------                                    ----------------------

            Except  as set forth in this Item 4, the  Reporting  Persons  do not have any present plan or proposal  which would relate to or result in any of the matters  set  forth  in  paragraphs  (a)  -  (j)  of  Item  4 of  Schedule  13D.
WebFinancial  intends to review  its  investment  in the Issuer on a  continuing basis and engage in  discussions  with  management and the Board of Directors of the Issuer  concerning the business,  operations and future plans of the Issuer.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's financial  position  and  investment  strategy,  the price levels of the Shares,
conditions  in  the  securities   markets  and  general  economic  and  industry
conditions, WebFinancial may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,  without limitation, purchasing  additional  Shares,  selling some or all of its Shares,  engaging in short  selling  of or any  hedging or similar  transaction  with  respect to the
Shares,  taking  any  other  action  with  respect  to the  Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) - (j) of Item 4 of Schedule
13D.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)  The  aggregate  percentage  of  Shares  reported  owned  by the
Reporting  Persons  herein is based upon  89,711,549  Shares  outstanding  as of
August 29, 2007, based on information set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2007 filed with the  Securities and
Exchange Commission (the "SEC") on May 15, 2007, Issuer's current report on Form
8-K filed with the SEC on August 24, 2007, together with information provided to the Reporting Persons by the Issuer.

            As of the  close  of  business  on  August  20,  2007,  WebFinancial beneficially owned 10,457,940 Shares,  constituting  approximately  11.7% of the
Shares outstanding.

            As of  the  close  of  business  on  August  20,  2007,  Mr.  Howard beneficially  owned  115,250  Shares,  constituting  less than 1% of the  Shares outstanding.

            In  addition,  as a result  of the  Shareholder  Agreement,  each of
WebFinancial,  Mr.  Howard  (as a  director  of  WebFinancial),  the  Wynnefield
Entities and the Existing  Shareholders may be deemed to be a "group" within the meaning of Rule 13d-5 of the  Securities  Exchange Act of 1934, as amended,  and such "group" may be deemed to be the owner of 61,831,146 Shares as of August 20,
2007,  or  approximately  68.9% of the total  issued and  outstanding  Shares on
August 20, 2007 (based upon 89,711,549 Shares outstanding on such date). Each of
WebFinancial  and Mr. Howard hereby  disclaims the  beneficial  ownership of any
Shares held by the Wynnefield Entities or the Existing Shareholders.  The filing of  this  Schedule  13D  shall  not  be  construed  as an  admission  by  either
WebFinancial or Mr. Howard that a "group" exists, or that either WebFinancial or
Mr. Howard is a beneficial  owner of any  securities  other than those  directly held by them.

            (b) Each of the  Reporting  Persons  has the sole  power to vote and dispose of the Shares  reported as  beneficially  owned by them in this Schedule
13D.

----------------------                                    ----------------------
CUSIP No. 375908100                   13D                    Page 7 of 10 Pages
----------------------                                    ----------------------

            (c) On August 20, 2007 WebFinancial purchased 10,000,000 Shares at a price per share of $.10 in a private placement  transaction.  The transaction is described in further detail in Item 4 above.

            Mr. Howard has not conducted any  transactions  in the Shares during the last 60 days.

            (d) No persons other than the Reporting Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares reported as beneficially  owned by them in this Schedule 13D.

            (e) Not applicable.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            See Item 4 for a description of the Shareholders  Agreement,  a copy of which is filed  herewith  as  Exhibit  99.1  and is  incorporated  herein  by reference.

            On August 30, 2007, WebFinancial and Mr. Howard entered into a Joint
Filing  Agreement  (the "Joint  Filing  Agreement")  in which they agreed to the joint  filing on  behalf  of each of them of  statements  on  Schedule  13D with respect to the  securities  of the Issuer to the extent  required by  applicable law. A copy of the Joint Filing  Agreement is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 99.1.     Shareholder Agreement dated August 20, 2007.

            Exhibit 99.2.     Joint Filing Agreement dated August 30, 2007.

----------------------                                    ----------------------
CUSIP No. 375908100                   13D                    Page 8 of 10 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the best of their  knowledge  and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2007              WEBFINANCIAL CORPORATION

                                    By: /s/ Terry Gibson
                                        ----------------------------------------
                                        Terry Gibson
                                        Title: Chief Financial Officer

                                    /s/ Jack L. Howard
                                    --------------------------------------------
                                    JACK L. HOWARD

----------------------                                    ----------------------
CUSIP No. 375908100                   13D                    Page 9 of 10 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            WEBFINANCIAL CORPORATION

 NAME AND POSITION WITH      PRESENT PRINCIPAL              BUSINESS
      WEBFINANCIAL              OCCUPATION                   ADDRESS
Jack L. Howard,          Principal of Mutual       c/o Mutual Securities, Inc.
Chairman of the Board    Securities, Inc., a       590 Madison Avenue, 32nd Floor
and Vice President       registered                New York, NY 10022
                         broker-dealer, and Vice
                         Chairman of Steel
                         Partners, Ltd., a
                         management and advisory
                         company

James R. Henderson,      Operating Partner of      c/o Steel Partners, Ltd.
Director, Chief          Steel Partners, Ltd., a   590 Madison Avenue, 32nd Floor
Executive Officer,       management and advisory   New York, NY 10022
Chief Operating Officer  company
and President

Joseph L. Mullen,        Managing Partner of Li    c/o Li Moran International
Director                 Moran International,      611 Broadway, Suite 722
                         Inc., a management        New York, NY 10012
                         consulting company

Mark E. Schwarz,         Managing Member of        c/o Newcastle Capital
Director                 Newcastle Capital Group,  Management, LP
                         L.L.C., the General       200 Crescent Court, Suite 1400
                         Partner of Newcastle      Dallas, TX 75201
                         Capital Management,
                         L.P., the General
                         Partner of Newcastle
                         Partners, L.P., a
                         private investment firm

Howard Mileaf, Director  Director of Neuberger     64 Brookdale Court
                         Berman Mutual Funds       Highland Park, NJ 08904

Terry Gibson,            Managing Director of SP   c/o SP Corporate Services, LLC
Chief Financial Officer  Corporate Services, LLC,  61 East Main Street
                         a management and          Los Gatos, CA 95031
                         advisory company

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CUSIP No. 375908100                   13D                    Page 10 of 10 Pages
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                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                 Exhibit Number
      -------                                                 --------------

      Shareholder Agreement dated August 20, 2007.                 99.1

      Joint Filing Agreement dated August 30, 2007.                99.2